SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2014
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – “Neovasc Inc. Reports Financial Results for First Quarter 2014”.

DOCUMENT 1

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEW RELEASE
NASDAQ: NVCN
TSX VENTURE: NVC

NEOVASC INC. REPORTS FINANCIAL RESULTS FOR FIRST QUARTER 2014

--Reports Year-over-Year Revenue Growth of 91%--
--Lists on NASDAQ Capital Market--
--Completes Canadian $25 Million Bought Deal Equity Financing--

Vancouver, BC, Canada – May 22, 2014 – Neovasc Inc. (“Neovasc” or the “Company”) (NASDAQ: NVCN) (TSXV: NVC), today announced financial results for the three months ended March 31, 2014.

“The first quarter of 2014 was marked by major developments at Neovasc,” noted Alexei Marko, chief executive officer of Neovasc. “We reported the first implantations of our TiaraTM transcatheter mitral replacement valve in humans, presented data at ACC.14 showing that the Neovasc ReducerTM improves functional capabilities in refractory angina patients, completed a $25 million bought deal equity financing, received conditional approval for listing on the Toronto Stock Exchange and began trading on the NASDAQ stock exchange, and we accomplished all of this while reporting record revenues and significantly reducing our operating burn.”

Mr. Marko continued, “We view our NASDAQ listing and the Toronto Stock Exchange’s conditional approval of our listing as signs of the ongoing maturation of the Company.  We look forward to continuing to advance our two new product programs over the remainder of the year, as we prepare to initiate multinational feasibility studies for the Tiara mitral valve in late 2014 and initiate a US IDE clinical study for the Reducer in 2015. ”

Christopher Clark, chief financial officer of Neovasc, commented, “The advantages of our strategy of growing our tissue, development and manufacturing business to offset the cost of our new product programs are apparent this quarter, when we reported major advances in both programs while managing our finances in a prudent manner. Our low operating burn rate and the $25 million bought deal equity financing that we closed during the quarter leave us in a strong financial position as we use the proceeds to advance what we believe to be high potential new product programs.”

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three months ended March 31, 2014 and 2013 follow:

Revenues
Revenues increased 91% year-over-year to $3,836,135 for the three months ended March 31, 2014, compared to revenues of $2,009,380 for the same period in 2013.

Product sales for the three months ended March 31, 2014 were $694,998, compared to $590,045 for the same period in 2013, representing an increase of 18%.  Product sales are solely comprised of sales of surgical patches to LeMaitre.  On the sale of a license to LeMaitre to produce these surgical patches in-house, Neovasc also agreed to continue to supply LeMaitre with surgical patches at a discounted price, until LeMaitre receives appropriate regulatory approvals and starts manufacture of the surgical patches themselves. Lemaitre anticipates receiving the appropriate regulatory approvals towards the end of 2014.  At that time, Neovasc will cease manufacturing all surgical patches for LeMaitre.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Contract manufacturing revenues for the three months ended March 31, 2014 were $185,716, compared to $575,149 for the same period in 2013, representing a decrease of 68%.  The significant decrease in contract manufacturing revenues primarily reflects the adoption of a new manufacturing process by one customer, which prevented shipment of product until adoption of the new process was completed. Work in Progress inventories increased as Neovasc continued to manufacture certain subcomponents for this customer in anticipation of resumption of normal manufacturing activities. It is anticipated that these contract manufacturing revenues will resume in the second quarter of 2014.

Revenues from consulting services for the three months ended March 31, 2014 were $2,955,421, compared to $844,186 for the same period in 2013, representing an increase of 250%. The bulk of the growth in the first quarter of 2014 compared to the same period in 2013 reflected growth in consulting revenues earned with each of the Company’s top three consulting services customers. The Company’s consulting service revenues are customer-driven and they can fluctuate from quarter-to-quarter and year-to-year as customers’ development program expenditures fluctuate according to their stage of development.  The Company hopes and anticipates that it will be able to convert more of its current consulting services customers into contract manufacturing customers as they advance their product development programs towards commercialization and market introduction.  However, this shift is dependent on their product development success and is therefore difficult to project.

Where possible, the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold.  Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold
The cost of goods sold for the three months ended March 31, 2014 was $1,914,522, compared to $1,235,281 for the same period in 2013.  The overall gross margin for the three months ended March 31, 2014 was 50%, compared to 39% gross margin for the same period in 2013.  Gross margins improvement in Q1 2014 reflects the different margin rates achieved in the Company’s mix of consulting and contract manufacturing projects and product revenue streams.  Neovasc anticipates its improved margins will continue in 2014 as the sale of low margin surgical strips to Lemaitre is discontinued and the revenue mix shifts to higher margin contract manufacturing and consulting services revenues.

Expenses
Total expenses for the three months ended March 31, 2014 were $2,349,571, compared to $2,735,310 for the same period in 2013, representing a decrease of 14%.  The decrease in total expenses for the three months ended March 31, 2014 compared to the same period in 2013 reflects decreases in general and administrative expenses of $629,278, primarily from decrease in share-based payment and increase in product development and clinical trial expenses of $244,631 to advance the Tiara and Reducer development programs.

Selling expenses for the three months ended March 31, 2014 were $19,915, compared to $21,007 for the same period in 2013.  The Company is continuing to maintain relatively constant and modest selling and marketing costs while it focuses on growing its business-to-business revenue streams.

General and administrative expenses for the three months ended March 31, 2014 were $1,096,454, compared to $1,725,732 for the same period in 2013, representing a decrease of $629,278, or 36%.  The decrease in general and administrative expenses compared to the same period in 2013 can be substantially explained by a $824,597 decrease in share-based payment.

Product development and clinical trial expenses for the three months ended March 31, 2014 were $1,233,202, compared to $988,571 for the same period in 2013, representing an increase of $244,631, or 25%.  The increase in product development and clinical trial expenses was due to an increase in development expenses as the Company invested in its two major new product initiatives.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

The Company’s expenses are subject to inflation and cost increases.  Salaries and wages have increased on average by 6% in the three months ended March 31, 2014 compared to the same period in 2013.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other income
The other income for the three months ended March 31, 2014 was $47,886, compared to other income of $101,055 for the same period in 2013. The Company benefited from significant foreign exchange gains on its foreign currency-denominated cash and cash equivalents and accounts receivable in 2013.

Loss
The losses for the three months ended March 31, 2014 were $380,072, or $0.01 basic and diluted loss per share, compared with a loss of $1,860,156, or $0.04 basic and diluted loss per share for the same period in 2013.  The $1,480,084 decrease in the loss incurred for the three months ended March 31, 2014 compared to the same period in 2013 can be substantially explained by $871,506 decrease in share-based payments, and an increase in gross profit resulting from improved gross margin and higher revenues. In the first quarter of 2013, certain directors, officers and employees of Neovasc were granted options under the Company’s established remuneration and incentive plans; a similar annual grant in 2014 was not granted until April 2014.

DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings.  At March 31, 2014, the Company had cash and cash equivalents of $17,223,089 compared to cash and cash equivalents of $3,403,472 at December 31, 2013.

For the three months ended March 31, 2014, cash used in operating activities was $773,164 compared to $880,891 for the same period in 2013.  The decrease was principally due to a decrease in operating expenses offset by an increase in cash used by working capital items.  For the three months ended March 31, 2014, operating expenses were $139,306, compared to $785,333 for the same period in 2013, as higher gross profit resulted from improved gross margin and higher revenues. Working capital items used cash of $633,989, compared to working capital items used cash of $93,198 for the same period in 2013, as accounts receivable and inventory absorbed more cash associated with increased production activities and revenue growth and the increase in work in progress related to one customer changing their production process.

For the three months ended March 31, 2014, the Company invested $9,999,999 in longer term investments, as its cash and cash equivalents are sufficient to meet its obligations in the short-term.  For the three months ended March 31, 2014, the Company invested in $65,862 in property, plant and equipment, compared to $314,635 for the same period in 2013. During 2013, the Company invested capital to expand its clean room and manufacturing facilities and research and development capabilities.

For the three months ended March 31, 2014, net cash provided by financing activities was $24,658,642 compared to $194,010 for the same period in 2013.  On March 26, 2014, the Company closed a bought deal equity financing underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000. The share issue cost was $506,651.

The majority of the revenue and expenses of the Company are generated and incurred by the Company and in one of its wholly owned subsidiaries, Neovasc Medical Inc, both of which are Canadian companies.  There are no significant restrictions on the transfer of funds between these entities and during the three months ended March 31, 2014 the Company also had no complications in transferring funds to and from its subsidiaries in Israel.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

The majority of the Company’s cash and cash equivalents at March 31, 2014 were denominated in Canadian dollars.  The Company is exposed to foreign currency fluctuations on $1,307,207 of its cash and cash equivalents held in United States dollars and European euros.

SUBSEQUENT EVENTS

On April 16, 2014, the Company approved amendments to the Company’s stock option plan that, among other matters, increased the number of options exercisable into common shares available for grant by 1,344,264.  These amendments remain subject to the approval of Neovasc shareholders at the next annual general meeting, as well as to the approval of the TSX Venture Exchange.

Also on April 16, 2014 Neovasc granted a total of 1,670,000 stock options (the “Options”) to Neovasc directors, management and staff.  The Options have an exercise price of $6.50, the equivalent to Neovasc’s closing market price of $6.50 on the date of the grant.  The Options will vest as follows: (i) 350,000 immediately on the date of the grant; (ii) 1,100,000 on December 31, 2014, contingent upon management achieving certain performance milestones established by the board of directors; and (iii) 220,000 of which 20% vest immediately and 20% will vest on each of the next four anniversaries of the date of grant.  Of the 1,670,000 newly granted Options, 1,100,000 have been drawn from the increased option pool created as a result of the new stock option plan amendments and as such, remain subject to Neovasc receiving shareholder and TSX Venture Exchange approval prior to their exercise.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(Expressed in Canadian dollars)

	March 31, 2014	December 31, 2013
ASSETS		(Audited)
Current assets
Cash and cash equivalents	$17,223,089	$3,403,472
Investments	9,999,999	-
Accounts receivable	1,734,180	1,289,933
Inventory	1,014,092	484,811
Prepaid expenses and other assets	41,960	28,266
Total current assets	30,013,320	5,206,482

Non-current assets
Property, plant and equipment	2,224,102	2,236,900
Total non-current assets	2,224,102	2,236,900

Total assets	$32,237,422	$7,443,382

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,686,681	$1,577,158
Customer deposits	240,986	-
Current portion of long-term debt	43,828	43,548
Total current liabilities	1,971,495	1,620,706

Non-current liabilities
Long-term debt	189,537	200,084
Total non-current liabilities	189,537	200,084

Total liabilities	2,161,032	1,820,790

Equity
Share capital	98,356,816	73,411,391
Contributed surplus	10,193,649	10,305,204
Deficit	(78,474,075)	(78,094,003)
Total equity	30,076,390	5,622,592

Total liabilities and equity	$32,237,422	$7,443,382

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three months ended March 31,
(Expressed in Canadian dollars)

	2014	2013

REVENUE
Product sales	$694,998	$590,045
Contract manufacturing	185,716	575,149
Consulting services	2,955,421	844,186
	3,836,135	2,009,380

COST OF GOODS SOLD	1,914,522	1,235,281
GROSS PROFIT	1,921,613	774,099

EXPENSES
Selling expenses	19,915	21,007
General and administrative expenses	1,096,454	1,725,732
Product development and clinical trials expenses	1,233,202	988,571
	2,349,571	2,735,310

OPERATING LOSS	(427,958)	(1,961,211)

OTHER INCOME/(EXPENSE)
Interest income	4,872	-
Interest expense	(2,017)	(2,360)
Gain/(loss) on foreign exchange	45,031	103,415
	47,886	101,055

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(380,072)	$(1,860,156)

LOSS PER SHARE
Basic and diluted loss per share	$(0.01)	$(0.04)

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three months ended March 31,
(Expressed in Canadian dollars)

	2014	2013

OPERATING ACTIVITIES
Loss for the period	$(380,072)	$(1,860,156)
Adjustments for:
Depreciation	78,660	35,996
Share-based payments	164,961	1,036,467
Interest income	(4,872)	-
Interest expense	2,017	2,360
	(139,306)	(785,333)

Net change in non-cash working capital items:
Accounts receivable	(441,523)	8,118
Inventory	(529,281)	(257,457)
Prepaid expenses and other assets	(13,694)	(43,171)
Accounts payable and accrued liabilities	109,523	199,312
Customer deposits	240,986	-
	(633,989)	(93,198)
Interest paid and received:
Interest received	2,148	-
Interest paid	(2,017)	(2,360)
	131	(2,360)

	(773,164)	(880,891)

INVESTING ACTIVITES
Investments in guaranteed investment certificates	(9,999,999)	-
Purchase of property, plant and equipment	(65,862)	(314,635)
	(10,065,861)	(314,635)

FINANCING ACTIVITIES
Decrease in restricted cash & cash equivalents	-	127,098
Repayment of long-term debt	(10,267)	(9,925)
Proceeds from share issue, net of share issue costs of $506,651	24,645,349	-
Proceeds from exercise of warrants	-	53,125
Proceeds from exercise of options	23,560	23,712
	24,658,642	194,010

NET CHANGE IN CASH AND CASH EQUIVALENTS	13,819,617	(1,001,516)

CASH AND CASH EQUIVALENTS
Beginning of the period	3,403,472	5,861,120
End of the period	$17,223,089	$4,859,604

Represented by:
Cash	2,722,473	4,859,604
Cashable high interest savings accounts	4,500,616	-
Cashable guaranteed investment certificates	10,000,000	-
	$17,223,089	$4,859,604

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ mitral valve prosthesis in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products, including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; listing of the Company’s securities on the Toronto Stock Exchange, a history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

###

Corporate contact:	U.S. media & investor contact:
Neovasc Inc.	BLL Partners, LLC
Chris Clark	Barbara Lindeim
604 248-4138	212 584-2276
cclark@neovasc.com	blindheim@bllbiopartners.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 22, 2014	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer